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                             June 19, 2020

       Rick Bentley
       Chief Executive Officer
       Cloudastructure, Inc.
       55 E 3rd Ave.
       San Mateo CA 94401

                                                        Re: Cloudastructure,
Inc.
                                                            Amendment No. 2 to
Offering Circular on Form 1-A
                                                            Filed June 11, 2020
                                                            File No. 024-11192

       Dear Mr. Bentley:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Offering Circular on Form 1-A

       Plan of Distribution and Selling Securityholders
       Investor Tender of Funds, page 16

   1. Please add disclosure explaining how you will process subscriptions made by credit card.
                                                        For example, disclose
who will process credit card subscriptions, the amount of
                                                        processing fees or
other charges associated with credit card subscriptions, and whether the company or investors
will pay such fees.
 Rick Bentley
FirstName LastNameRick Bentley
Cloudastructure, Inc.
Comapany NameCloudastructure, Inc.
June 19, 2020
Page 2
June 19, 2020 Page 2
FirstName LastName
        You may contact Joseph Kempf, Staff Accountant, at (202) 551-3352 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino,
Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Jeanne Campanelli